Exhibit 5.2

$14,500,000.00	December 23, 2002

COLLATERAL INSTALLMENT NOTE

        FOR VALUE RECEIVED, PIONEER DRILLING SERVICES, LTD., a limited partnership organized and existing under the laws of the State of Texas ("Customer"), hereby promises to pay to the order of MERRILL LYNCH CAPITAL, a division of MERRILL LYNCH BUSINESS FINANCIAL SERVICES INC., a corporation organized and existing under the laws of the State of Delaware ("MLC"), in lawful money of the United States, the principal sum of Fourteen Million Five Hundred Thousand and No/100 Dollars ($14,500,000.00), or if more or less, the aggregate amount advanced by MLC to Customer pursuant to the Loan Agreement, as defined below (the "Loan Amount"); together with interest on the unpaid balance of the Loan Amount, from the Closing Date until payment, at the Interest Rate described below, as follows:

        1.    DEFINITIONS.

        (a)  In addition to terms defined elsewhere in this Note, as used herein, the following terms shall have the following meanings:

          (i)    "Adjustment Date" shall mean the date 45 days after Customer notifies MLC in writing, which notice shall be irrevocable, that it elects to convert the interest rate on this Note from a Floating Rate of interest to a Fixed Rate of interest.

          (ii)  "Closing Date" shall mean the date of advancement of funds hereunder.

          (iii)  "Excess Interest" shall mean any amount or rate of interest (including the Default Rate and, to the extent that they may be deemed to constitute interest, any prepayment fees, late charges and other fees and charges) payable, charged or received in connection with any of the Loan Documents which exceeds the maximum amount or rate of interest permitted under applicable law.

          (iv)  "Fixed Rate" shall mean a fixed rate of interest to be effective on the Adjustment Date equal to the greater of (a) 6.975%, or (b) the sum of (i) the swap rate published on the Bloomberg Screen "USSW" on the Adjustment Date (or if not a business day the business day closest to the Adjustment Date) for the remaining term of this Note, plus (ii) 367 basis points (3.67%).

          (v)  "Floating Rate" shall mean a rate of interest equal to the sum of the Index plus 385 basis points (3.85%).

          (vi)  "Index" shall mean the 3-month LIBOR Rate.

          (vii) "Interest Rate" shall mean (a) prior to the Adjustment Date, the Floating Rate, and (b) on and after the Adjustment Date, the Fixed Rate.

          (viii)"LIBOR Rate" shall mean the rate of interest per annum at which deposits in U.S. dollars are offered to major banks in the London interbank market as reported by The Wall Street Journal.

          (ix)  "Loan Agreement" shall mean that certain TERM LOAN AND SECURITY AGREEMENT dated as of the date hereof between Customer and MLC, as the same may have been or may hereafter be amended, restated, modified, or supplemented.

          (x)  "Note" shall mean this COLLATERAL INSTALLMENT NOTE.

        (b)  Capitalized terms used herein and not defined herein shall have the meaning set forth in the Loan Agreement. Without limiting the foregoing, the terms "Loan Documents", "Bankruptcy Event" and "Event of Default" shall have the respective meanings set forth in the Loan Agreement.

        2.    PAYMENT AND OTHER TERMS.    Interest on this Note shall accrue at the Interest Rate. Commencing on February 1, 2003 and continuing on the first day of each consecutive month thereafter through and including July 1, 2003, Customer shall make interest only payments equal to the accrued but unpaid interest on the outstanding principal balance hereof. Commencing on August 1, 2003, and continuing on the first day of each consecutive month thereafter through and including December 1, 2007, Customer shall pay equal, consecutive monthly installments, each in the amount of 1/84th of the Loan Amount, plus in each instance accrued interest on the unpaid principal balance of this Note. The entire remaining unpaid balance of principal, accrued interest, fees, and other expenses shall be due and payable on December 22, 2007. Each payment of interest and/or principal (other than the installment due on December 22, 2007) shall be paid to MLC by Automated Clearing House debit of immediately available funds from the account designated by Customer in the Automated Clearing House debit authorization executed by Customer in connection with the Loan Agreement.

        Each payment received hereunder shall be applied first to any fees and expenses of MLC payable by Customer under the terms of the Loan Agreement (including, without limitation, late charges), next to accrued interest at the Interest Rate, with the balance applied on account of the unpaid principal hereof or in such other manner as the holder hereof may from time to time hereinafter determine for the allocation of such payments thereof. Any part of the principal hereof or interest hereon or other sums payable hereunder or under the Loan Agreement not paid within five (5) days of the applicable due date shall be subject to a late charge equal to the lesser of (i) 5% of the overdue amount, or (ii) the maximum amount permitted by law. All interest shall be computed on the basis of actual days elapsed over a 360-day year.

        Customer may, for any reason whatsoever, prepay this Note at any time, subject to the following conditions (and for purposes of the following, a "year" is a 365-366 day period commencing on the Closing Date or the Adjustment Date, as applicable or any anniversary thereof):

        (A)  While interest on this Note accrues at the Floating Rate, Customer may prepay this Note at any time in whole, but not in part, upon thirty (30) days' prior written notice to MLC; and upon payment of a prepayment a premium equal to one (1%) percent of the amount prepaid. Notwithstanding the foregoing, Customer may exercise a one-time option to prepay up to $2,000,000 of the Loan Amount without incurring the obligation to pay the foregoing prepayment premium upon the successful completion of an equity offering the net proceeds of which are at least equal to the amount prepaid.

        (B)  While interest on this Note accrues at the Fixed Rate, Customer may prepay this Note at any time in whole, but not in part, upon thirty (30) days' prior written notice to MLC; and upon payment of a prepayment premium as follows: (i) if prepaid prior to the end of the first year following the Adjustment Date, a premium equal to 3% of the amount prepaid; (ii) if prepaid during the second year following the Adjustment Date, a premium equal to 2% of the amount prepaid; and (iii) if prepaid after the third anniversary of the Adjustment Date, a premium equal to 1% of the amount prepaid.

        This Note is the Collateral Installment Note referred to in, and is entitled to all of, the benefits of the Loan Agreement and any Loan Documents. If Customer shall fail to pay when due any installment or other sum due hereunder, and any such failure shall continue for more than five (5) Business Days from the due date, or if any other Event of Default shall have occurred and be continuing, then at the option of the holder hereof (or, upon the occurrence of any Bankruptcy Event, automatically, without any action on the part of the holder hereof), and in addition to all other rights and remedies available to such holder under the Loan Agreement, any Loan Documents, and otherwise, the entire Loan Amount at such time remaining unpaid, together with accrued interest thereon and all other sums then owing by Customer under the Loan Agreement, may be declared to be and thereby become immediately due and payable.

        It is expressly understood, however, that nothing contained in the Loan Agreement, any other agreement, instrument or document executed by Customer, or otherwise, shall affect or impair the right, which is unconditional and absolute, of the holder hereof to enforce payment of all sums due under this Note at or after maturity, whether by acceleration or otherwise, or shall affect the obligation of Customer, which is also unconditional and absolute, to pay the sums payable under this Note in accordance with its terms. Except as otherwise expressly set forth herein or in the Loan Agreement, Customer hereby waives presentment, demand for payment, protest and notice of protest, notice of dishonor, notice of acceleration, notice of intent to accelerate and all other notices and formalities in connection with this Note.

        Wherever possible each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Note. Notwithstanding any provision to the contrary in this Note, the Loan Agreement, or any of the Loan Documents, no provision of this Note, the Loan Agreement, or any Loan Document shall require the payment or permit the collection of Excess Interest. If any Excess Interest is provided for, or is adjudicated as being provided for, in this Note, the Loan Agreement or any of the Loan Documents, then: (a) Customer shall not be obligated to pay such Excess Interest; and (b) if any Excess Interest is provided for, or is adjudicated as being provided for, in, then: (i) Customer shall not be obligated to pay any Excess Interest; and (ii) any Excess Interest that MLC may have received under any of the Loan Documents shall, at the option of MLC, be applied as a credit against the then unpaid principal balance of this Note, or accrued interest hereon not to exceed the maximum amount permitted by law or refunded to the payor thereof.

        Upon the occurrence and during the continuance of any Default, but without limiting the rights and remedies otherwise available to MLC hereunder or waiving such Default, the interest payable by Customer hereunder shall at the option of MLC accrue and be payable at the Default Rate. The Default Rate, once implemented, shall continue to apply to the Obligations under this Note, the Loan Agreement or any of the Loan Documents and be payable by Customer until the date MLC gives written notice (which shall not be unreasonably delayed or withheld) that such Default has been cured to the satisfaction of MLC.

        This Note shall be construed in accordance with the laws of the State of Illinois and may be enforced by the holder hereof in any jurisdiction in which the Loan Agreement may be enforced.

IN WITNESS WHEREOF, this Note has been executed by Customer as of the day and year first above written.

CUSTOMER:
PIONEER DRILLING SERVICES, LTD., a Texas limited partnership
By:	PDC MGMT. CO., its General Partner
By:
Name: Title: